SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF A FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For March 2006

Commission File Number 0-28800

DRDGOLD Limited

EBSCO House 4
299 Pendoring Avenue
Blackheath
Randburg, South Africa, 2195

(*Address of principal executive offices*)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒   Form 40-F ?

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ?   No ☒

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A

Attached to the Registrant Form 6-K filing for the month of March 2006, incorporated by reference herein:

<u>Exhibit</u>

99.1   Release dated 20 March 2006, entitled "DEALING IN SECURITIES BY DIRECTOR"
99.2   Release dated 22 March 2006, entitled " AMENDMENTS TO THE REPORT TO
       SHAREHOLDERS FOR THE SIX MONTHS ENDED 31 DECEMBER 2005"

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

DRDGOLD LIMITED

Date: March 22, 2006   By: /s/ Themba Gwebu
                                             Name: Themba Gwebu
                                             Title: Company Secretary

Exhibit 99.1

DRDGOLD LIMITED

(Incorporated in the Republic of South Africa)

(Registration number 1895/000926/06)

ARB number 086 277 616

JSE trading symbol: DRD

ISIN Code: ZAE 000058723

Issuer code: DUSM

Nasdaq trading symbol: DROOY

ASX trading symbol: DRD

("DRDGOLD" or "the Company")

In compliance with Rules 3.63 to 3.74 of the Listings Requirements of the JSE Limited ("JSE"), the following information is disclosed:

DEALING IN SECURITIES BY DIRECTOR

Surname:	Hume
First Name:	Robert Peter
Designation:	Non Executive Director

Date of transaction:	17 March 2006
Price:	R8.40
Amount:	3 000
Aggregate value:	R25 200
Class:	Ordinary
Interest:	Indirect, Beneficial

Nature: Mr Hume has purchased 3 000 ordinary shares, which constitute approximately 12.00% of his total shareholding and approximately 2.92% of his total entitlement.

In line with DRDGOLD corporate governance principles and in terms of Rule 3.66 of the Listings Requirements of the JSE, prior clearance to deal in the above securities has been obtained from the Chairman of the Remuneration Committee of DRDGOLD and Chairman of the DRDGOLD Board.

The above trade was completed outside of a closed period.

Johannesburg
20 March 2006

Sponsor
Standard Bank

DRDGOLD LIMITED
(Incorporated in the Republic of South Africa)
(Registration number 1895/000926/06)
ARB number 086 277 616
JSE trading symbol: DRD
ISIN Code: ZAE 000058723
Issuer code: DUSM
Nasdaq trading symbol: DROOY
ASX trading symbol: DRD
("DRDGOLD" or "the company")

AMENDMENTS TO THE REPORT TO SHAREHOLDERS FOR THE SIX MONTHS ENDED
31 DECEMBER 2005

Since the announcement of the unaudited interim results on SENS on
23 February 2006, the unaudited interim financial statements for
the six months ended 31 December 2005 have been amended to
incorporate the following changes made to the prior comparative
periods to take into account further effects of the transition from
South African Statements of Generally Accepted Accounting Practice
("SA GAAP") to International Financial Reporting Standards
("IFRS").

CONSOLIDATED INCOME STATEMENT

	6 months to 30 Jun 2005 SA GAAP Rm	Effect of transition to IFRS Rm	6 months to 30 Jun 2005 IFRS Rm
Net loss previously reported	(145.8)	(10.2)	(156.0)
Adjusted for:			
Depreciation	-	1.6	1.6
Net loss restated	(145.8)	(8.6)	(154.4)

	6 months to 31 Dec 2004 SA GAAP Rm	Effect of transition to IFRS Rm	6 months to 31 Dec 2004 IFRS Rm
Net loss previously reported	(370.1)	(16.1)	(386.2)
Adjusted for:			
Depreciation	-	(0.8)	(0.8)
Net loss restated	(370.1)	(16.9)	(387.0)

The net loss for the six months ended 31 December 2005 remained
unchanged.

CONDENSED CONSOLIDATED BALANCE SHEET

As at	31 Dec 2005 Rm	30 Jun 2005 Rm	31 Dec 2004 Rm

Employment of Capital			
Net mining assets	986.9	780.8	721.7
Investments	145.8	108.3	213.8
Environmental trust funds	55.2	42.9	144.4
Other non-current assets	243.2	219.2	191.9
Current assets	348.6	397.3	339.4
Inventories	137.9	104.4	101.6
Trade and other receivables	72.9	51.7	94.7
Cash and cash equivalents	137.8	241.2	143.1
	1 779.7	1 548.5	1 611.2
Capital employed			
Shareholders equity	662.0	637.5	486.2
Shareholders interest	633.5	631.7	480.4
Minority shareholders interest	28.5	5.8	5.8
Long-term borrowings	11.9	359.4	300.6
Post retirement health care provisions	18.0	–	–
Derivative instruments	7.5	3.7	9.7
Rehabilitation	289.7	151.0	242.6
Deferred mining and income taxes	44.2	63.7	103.6
Provisions	62.6	45.7	72.3
Current liabilities	683.8	287.5	396.2
Trade and other payables	317.6	222.8	328.7
Derivative instruments-net	–	–	15.3
Current portion of long-term borrowings	366.2	64.7	52.2
	1 779.7	1 548.5	1 611.2

CONDENSED STATEMENT OF CHANGES IN EQUITY

	6 months to 31 Dec 2005 Rm	6 months to 30 Jun 2005 Rm	6 months to 31 Dec 2004 Rm
Balance at the beginning of the financial year	637.5	486.2	577.4
Minority shareholders interest now reflected in shareholders equity	–	–	5.8
Restated balance at the beginning of the financial year	637.5	486.2	583.2
Share capital issued	98.4	230.9	275.6
- for acquisition finance and cash	94.1	240.7	281.9
- for share options exercised	1.0	–	0.5
- for increase in share based payment reserve	6.8	5.3	5.3
- for costs	(3.5)	(15.1)	(12.1)
Net loss attributed to ordinary shareholders	(69.9)	(154.4)	(387.0)
Net loss attributed			

to minority shareholders	(1.2)	–	–
Increase in minorities	23.9	–	–
Currency translation adjustments and other	(26.7)	74.8	14.4
Balance as at the end of the period	662.0	637.5	486.2

Reconciliation of headline loss			
Net loss	(69.9)	(154.4)	(387.0)
Adjusted for:			
- impairment of assets and investments	(52.2)	75.6	214.0
- Loss/(gain)on discontinued operations	6.3	(65.2)	–
- Loss/(profit) on sale of assets	3.4	–	(3.0)
Headline loss	(112.4)	(144.0)	(176.0)

20 March 2005
Johannesburg